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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                                        SEC FILE NUMBER: 1-14697
                                                       CUSIP NUMBER: 050740 10 9


                                  (Check One):
[X] Form 10-K   [ ] Form 11-K    [ ] Form 20-F  [ ] Form 10-Q  [  ] Form N-SAR

For Period Ended: December 31, 2000

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant
                                    audiohighway.com
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)
 84 W. Santa Clara St., Suite 300

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City, State and Zip Code
 San Jose, CA 95113

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PART II - RULES 12b-25(b) AND (c)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                            Not Applicable
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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11K, 20-F, 1000-Q or N-SAR or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Registrant filed for bankruptcy protection under Chapter 11 of the Federal Bankruptcy Code on January 10, 2001 and subsequently laid off all but a very skeletal staff. That staff is working with the Registrant's auditors and legal counsel to complete the audit and the drafting of the Annual Report on Form 10-KSB for the year ended December 31, 2000. However, additional time is needed, given its limited resources. This needed time will prevent the Registrant from filing the Report by April 2, 2001 without unreasonable effort and expense.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification

             Grant Jasmin             (408)                   861-4000
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               (Name)              (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                           [X]   Yes    [ ]   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                           [X]   Yes    [ ]   No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  See explanation attached.



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                                audiohighway.com
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 2, 2001                   By:     /s/ Grant Jasmin
                                          --------------------------
                                          Grant Jasmin
                                          Executive Vice President, Vice
                                          President, Finance and Chief
                                          Operating Officer








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                                audiohighway.com
                                   Form 12b-25
                                PART IV, ITEM (3)


EXPLANATION: The Registrant expects that it will have both lower revenues and higher expenses for the year ended December 31, 2000 compared to December 31, 1999. The funds used to expand the business in prior years had been exhausted, and in 2000, the Company was forced to significantly scale down its operations, lay off staff and forego business expansion. On January 10, 2001, the Registrant filed for protection under the federal bankruptcy laws. It continues to seek new sources of financing and transactions that may permit it to continue operations in some reorganized form but there is no assurance that it will be able to do so.

The Registrant expects that there will be significant adjustments to many of its accounts due to the uncertainty of its ability to continue as a going concern. Because the audit of Registrant's results for the year ended December 31, 2000 has not been completed, the Registrant does not know the amounts of those adjustments at this time.









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